Room 4561

July 31, 2006

Kenneth D. Denman
Chairman and Chief Executive Officer
iPass, Inc.
3800 Bridge Parkway
Redwood Shores, CA 94065

Re: **iPass, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2005
        Filed March 16, 2006
        Form 10-Q for the Quarterly Period Ended March 31, 2006
        Filed May 10, 2006
        Form 8-K Filed May 9, 2006
        File no. 0-50327

Dear Mr. Denman:

        We have reviewed your response letter dated June 28, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Note 6. Business Combinations, page 14

1.   We note from your response to prior comment no. 2 that you have allocated goodwill from the GoRemote acquisition to a single reporting unit/operating segment as defined by SFAS 131. Considering a reporting unit is an operating segment or one level below an operating segment (a component) pursuant to paragraph 30, of SFAS 142, explain why GoRemote, which is a business, is not considered a reporting unit for the purposes of allocating goodwill.

Form 8-K Filed May 9, 2006

2.   We note your response to comment no. 5 regarding your non-GAAP disclosures. Please explain the following:

- Considering in your response you indicate that you exclude non-cash charges and that the SFAS 123R charge is not relevant to measuring cash flow generating capability, tell us why the non-GAAP measures are not measures of liquidity that should be reconciled to operating cash flows.
- Explain why stock based compensation and amortization of intangibles are not applicable to core operating performance considering, that, presumably, the Company must compensate their employees to retain their services and must acquire or develop intangible assets to operate their business.

Also, we note you will "endeavor" to enhance disclosures in future filings. Supplementatlly provide your revised non-GAAP disclosures with your response.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief